UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A
_____________

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)
_____________________

Date of end of last fiscal year: March 31, 2013

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Deputy Head of Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001
___________

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (the “Annual Report“) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (i)	Update to Election and Budget 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

July 15, 2014	By: /s/ Michael D. Manning
Name: Michael D. Manning
Title:   Executive Director
Capital Markets Division
Ontario Financing Authority

EXHIBIT INDEX

Exhibit (i):  Update to Election and Budget 2014

EXHIBIT (i)

 Update to Election and Budget 2014

The Provincial general election was held on June 12, 2014.  The current government of the Province is formed by the Ontario Liberal Party.

As the motion to approve the 2014 Ontario Budget was not passed by the Legislative Assembly of Ontario prior to its dissolution, the 2014 Ontario Budget was presented to the Legislative Assembly of Ontario on July 14, 2014 after the Provincial general election.  The 2014 Ontario Budget: Budget Papers, as presented on July 14, 2014, are in the same form as contained in Exhibit (g) to the Province’s Annual Report on Form 18-K relating to the fiscal year ended March 31, 2013, added by way of a Form 18-K/A amendment filed on May 6, 2014 as Amendment No. 2.